April 12, 2005

Michael A. Reisner, Esq.
Senior Vice President and Counsel
ICON Capital Corp.
100 Fifth Avenue, Tenth Floor
New York, New York 10011

Re:	ICON Leasing Fund Eleven, LLC.
Registration Statement on Form S-1
	File No. 333-121790
      Amended March 31, 2005
      Draft Supplemental Sales Material received February 22, 2005

Dear Mr. Reisner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the
"marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Growth of Equipment Leasing Industry, page 51

1. We note your statement that the volume of equipment financing contracted in 2001 and 2002. Please disclose the amount of this contraction.

Cover Page,

2. We have considered your response to our comment on Item 10 of Industry Guide 5. That item refers to statements setting forth any rate of return, which appears to include the initial distribution rate as described in your response. In addition, it is unclear to us that investors will understand this to be anything other than a rate of return on their investment as described in Industry Guide 5. Please revise to delete the reference setting forth the rate of return.

Proposed Sales Material

3. We are unable to locate in the prospectus, all of the figures and statistics that you refer to in the sales materials. For example, we note that information in Slide 5 contains information from previous versions of the prospectus and not the current amendment. Also, some of the statistics in Slide 14 differ from those on page 48 of the current prospectus. The sales material cannot contain information that is not in the prospectus. Please revise the sales materials as appropriate or help us understand how this information is consistent with the prospectus.

4. Item 19 of Industry Guide 5 states that the sales material should present a balanced discussion of both the risk and reward. Currently the risk factor discussion is presented in one slide near the end of the presentation. The sales material should be balanced so that whenever a benefit is claimed, the corresponding detriment is described as well. Please revise all of the sales material in accordance with this principle.

5. We note the graphs on slides 10 through 12. We note that the percent of investment represented by the equipment sale bar in the chart in many cases is higher than that reflected in your prior performance tables. Please revise the materials to state that these rates are not reflective of prior history and refer the investor to the appropriate tables in your prospectus.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please contact Craig Slivka at (202) 942-7470 or Chris Edwards, who supervised review of your filing, at (202)942- 2842 with any questions.

Sincerely,


      Pamela Long
      Assistant Director



cc:	Deborah Schwager Frowling, Esq.
	Fax: (804) 644-0957
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE